82-3822

NOVAWEST RESOURCES INC.

Ste 1000, The Marine Building, 355 Burrard Street, Vancouver, B.C., Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139

02015799

02 MAR 13 AM 8:27

February 20, 2002

SUPPL

Canadian Venture Exchange
27th Floor, 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Dear Sirs,

Please find enclosed a copy of two news releases issued by Patrick O'Brien dated February 11th & 20th, 2002 for your records.

Yours Sincerely,

A Robinson

Alison Robinson
Corporate Secretary
NovaWest Resources Inc.

PROCESSED
MAR 27 2002
THOMSON
FINANCIAL

CC. Securities and Exchange Commission, USA

dw 3/13

REPORT PURSUANT TO
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 141 OF THE SECURITIES ACT (ALBERTA)
SECTION 147.11 AND 147.12 OF THE SECURITIES ACT (QUEBEC)

1. Name and Address of Offeror:

   Patrick Daniel O'Brien ("O'Brien")
   7879 – 167th Street
   Surrey, British Columbia
   Canada V3S 6V2

2. Designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

   On February 20, 2002, O'Brien acquired beneficial ownership of 1,240,000 common shares ("Common Shares") of Novawest Resources Inc. ("Novawest"), representing 4.1% of the deemed issued and outstanding Common Shares. This acquisition, together with the net disposition of beneficial ownership of an aggregate of 77,250 Common Shares since January 18, 2002 (further to the acquisition of 625,000 Common Shares and the disposition of 702,250 Common Shares), represent the net acquisition since January 18, 2002 of 3.9% of the deemed issued and outstanding Common Shares as at February 20, 2002.

3. Designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the reporting obligation:

   As at February 20, 2002, O'Brien beneficially owned 7,046,817 Common Shares, representing 23.4% of the deemed issued and outstanding Common Shares.

4. Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 above, over which

   (a) the Offeror, either alone or together with any joint actors, has ownership and control,

       As at February 20, 2002, O'Brien beneficially owned or controlled 7,046,817 Common Shares, representing 23.4% of the deemed issued and outstanding Common Shares.

   (b) the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor, and

       Not applicable.

   (c) the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

       Not applicable.

5. The name of the market in which the transaction or occurrence that gave rise to the reporting obligation took place:

O'Brien acquired beneficial ownership of the 1,240,000 Common Shares under a private placement of units of Novawest.

6. Purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the reporting obligation, including any future intent to acquire ownership of, or control over, additional securities of the reporting issuer:

On February 20, 2002, O'Brien acquired 620,000 units at $0.15 per unit, each unit consisting of one Common Share and one warrant to acquire an additional Common Share at $0.15 per share for a five-year term, under a private placement of units by Novawest. O'Brien participated in the private placement in order to provide Novawest with required financing and to acquire securities of Novawest for investment purposes.

Depending on economic and financial conditions, the warrants acquired under the private placement may be exercised by O'Brien to acquire additional Common Shares for investment purposes. In addition, depending on economic and financial conditions, O'Brien has made and may otherwise make further purchases of Common Shares (through market or private transactions or exercises of outstanding stock options) from time to time and has disposed of and may dispose of Common Shares from time to time for investment purposes.

7. General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the reporting obligation, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

8. Names of any joint actors in connection with the disclosure required herein:

Not applicable.

9. In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the Offeror:

The following are non-market transactions in which O'Brien acquired beneficial ownership of Common Shares since January 18, 2002:

(a) on January 29, 2002, O'Brien acquired 93,750 units at $0.16 per unit from Novawest's treasury, each unit consisting of one Common Share and one warrant to acquire an additional Common Share at $0.16 per share for a five-year term;

(b) on February 11, 2002, O'Brien acquired 218,250 units from Novawest's treasury at $0.16 per unit, each unit consisting of one Common Share and one warrant to acquire an additional Common Share at $0.16 for a five-year term; and

(c) on February 20, 2002, O'Brien acquired 620,000 units from Novawest's treasury at $0.15 per unit, each unit consisting of one Common Share and one warrant to acquire an additional Common Share at $0.15 per share for a five-year term.

10. If applicable, a description of any change in a material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities:

Not applicable.

DATED as of the 20th day of February, 2002.

"Patrick Daniel O'Brien"

PATRICK DANIEL O'BRIEN

PATRICK DANIEL O'BRIEN

NEWS RELEASE

For Immediate Release

ACQUISITION OF SHARES OF NOVAWEST RESOURCES INC.

VANCOUVER, BC — February 20, 2002 — Further to disclosure requirements of applicable securities laws, Patrick Daniel O'Brien ("O'Brien"), of Surrey, British Columbia, reports that on February 20, 2002 he acquired beneficial ownership of 1,240,000 common shares ("Common Shares") of Novawest Resources Inc. ("Novawest"), representing 4.1% of the deemed issued and outstanding Common Shares, under a private placement of units of Novawest. This acquisition, together with the net disposition of beneficial ownership of an aggregate of 77,250 Common Shares since January 18, 2002 (further to the acquisition of 625,000 Common Shares and the disposition of 702,250 Common Shares), represent the net acquisition since January 18, 2002 of 3.9% of the deemed issued and outstanding Common Shares as at February 20, 2002. As at February 20, 2002, O'Brien beneficially owned 7,046,817 Common Shares, representing 23.4% of the deemed issued and outstanding Common Shares.

O'Brien participated in the private placement in order to provide Novawest with required financing and to acquire securities of Novawest for investment purposes. Depending on economic and financial conditions, O'Brien has made and may otherwise make further purchases of Common Shares (through market or private transactions or exercises of outstanding stock options and warrants) from time to time and has disposed of and may dispose of Common Shares from time to time, all for investment purposes.

A copy of the related early warning report filed with applicable securities commissions and further information may be obtained by contacting O'Brien at Telephone: (604)683-8990, Fax: (604)574-5139 or Email: novawest@novawest.com.

"Patrick D. O'Brien"

PATRICK DANIEL O'BRIEN

REPORT PURSUANT TO
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 141 OF THE SECURITIES ACT (ALBERTA)
SECTION 147.11 AND 147.12 OF THE SECURITIES ACT (QUEBEC)

Name and Address of Offeror:

Patrick Daniel O'Brien ("O'Brien")
7879 – 167th Street
Surrey, British Columbia
Canada V3S 6V2

Designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

On December 31, 1999, O'Brien acquired beneficial ownership of 2,000,000 common shares ("Common Shares") of Novawest Resources Inc. ("Novawest"), representing 10.3% of the then deemed issued and outstanding Common Shares.

On January 12, 2001, O'Brien acquired beneficial ownership of 1,000,000 Common Shares, representing 4.4% of the then deemed issued and outstanding Common Shares. This acquisition of beneficial ownership of 1,000,000 Common Shares, together with the net acquisition of beneficial ownership of an aggregate of 604,000 other Common Shares from January 1, 2000 up to January 12, 2001, represent the net acquisition during this period of 7.1% of the deemed issued and outstanding Common Shares as at January 12, 2001.

During the period from January 13, 2001 to February 28, 2001, O'Brien had net dispositions of an aggregate of 427,500 Common Shares, which together with increases in Novawest's issued and outstanding number of Common Shares, resulted in such net dispositions representing 1.8% of the deemed issued and outstanding Common Shares as at February 28, 2001.

On July 13, 2001, O'Brien acquired beneficial ownership of 2,000,000 Common Shares, representing 7.7% of the then deemed issued and outstanding Common Shares. This acquisition of beneficial ownership of 2,000,000 Common Shares, together with the net disposition of beneficial ownership of an aggregate of 822,000 Common Shares from March 1, 2001 up to July 13, 2001, represent the net acquisition during this period of 3.1% of the deemed issued and outstanding Common Shares as at July 13, 2001.

During the period from July 14, 2001 to January 4, 2002, O'Brien had net dispositions of an aggregate of 585,633 Common Shares, which together with changes in Novawest's issued and outstanding number of Common Shares, resulted in such net dispositions representing 2.2% of the deemed issued and outstanding Common Shares as at January 4, 2002.

On January 18, 2002, O'Brien acquired beneficial ownership of 800,000 Common Shares, representing 2.9% of the then deemed issued and outstanding Common Shares. This acquisition of beneficial ownership of 800,000 Common Shares, together with the prior disposition of beneficial ownership of an aggregate of 24,500 Common Shares on January 18, 2002, represent the net acquisition on January 18, 2002 of 2.8% of the deemed issued and outstanding Common Shares as at January 18, 2002.

Designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the reporting obligation:

As at December 31, 1999, O'Brien beneficially owned 3,089,700 Common Shares, representing 15.9% of the then deemed issued and outstanding Common Shares.

As at January 12, 2001, O'Brien beneficially owned 4,693,700 Common Shares, representing 20.8% of the then deemed issued and outstanding Common Shares.

As at February 28, 2001, O'Brien beneficially owned 4,266,200 Common Shares, representing 18.3% of the then deemed issued and outstanding Common Shares.

As at July 13, 2001, O'Brien beneficially owned 5,444,200 Common Shares, representing 20.8% of the then deemed issued and outstanding Common Shares.

As at January 4, 2002, O'Brien beneficially owned 5,108,567 Common Shares, representing 18.8% of the then deemed issued and outstanding Common Shares.

As at January 18, 2002, O'Brien beneficially owned 5,884,067 Common Shares, representing 21.0% of the then deemed issued and outstanding Common Shares.

Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 above, over which

the Offeror, either alone or together with any joint actors, has ownership and control,

As at December 31, 1999, O'Brien beneficially owned or controlled 3,089,700 Common Shares, representing 15.9% of the then deemed issued and outstanding Common Shares.

As at January 12, 2001, O'Brien beneficially owned or controlled 4,693,700 Common Shares, representing 20.8% of the then deemed issued and outstanding Common Shares.

As at February 28, 2001, O'Brien beneficially owned or controlled 4,266,200 Common Shares, representing 18.3% of the then deemed issued and outstanding Common Shares.

As at July 13, 2001, O'Brien beneficially owned or controlled 5,444,200 Common Shares, representing 20.8% of the then deemed issued and outstanding Common Shares.

As at January 4, 2002, O'Brien beneficially owned 5,108,567 Common Shares, representing 18.8% of the then deemed issued and outstanding Common Shares.

As at January 18, 2002, O'Brien beneficially owned 5,884,067 Common Shares, representing 21.0% of the then deemed issued and outstanding Common Shares.

the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor, and

Not applicable.

the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

The name of the market in which the transaction or occurrence that gave rise to the reporting obligation took place:

The Common Shares acquired in the transactions or occurrences that gave rise to the reporting obligation were acquired by O'Brien under private placement transactions completed by Novawest on December 31, 1999, July 13, 2001 and January 18, 2002 and in a private transaction on January 12, 2001.

In respect of O'Brien's net disposition of beneficial ownership of an aggregate of 427,500 Common Shares during the period from January 13, 2001 to February 28, 2001 (see item 2 above), the transactions are derived from a combination of Common Shares acquired privately and upon exercise of stock options granted by Novawest to O'Brien, and acquisitions and dispositions of Common Shares through the Canadian Venture Exchange.

In respect of O'Brien's net acquisition of beneficial ownership of an aggregate of 1,178,000 other Common Shares from March 1, 2001 to July 13, 2001 (see item 2 above), the transactions are derived from a combination of Common Shares acquired under private placement transactions completed by Novawest, acquisition of beneficial ownership of Common Shares issuable upon exercise of stock options granted by Novawest to O'Brien, and acquisitions and dispositions of Common Shares through the Canadian Venture Exchange.

In respect of O'Brien's net disposition of beneficial ownership of an aggregate of 585,633 Common Shares from July 14, 2001 to January 4, 2002 (see item 2 above), the transactions are derived from a combination of Common Shares acquired under private placement transactions completed by Novawest and Common Shares acquired and disposed of privately and through the Canadian Venture Exchange.

Purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the reporting obligation, including any future intent to acquire ownership of, or control over, additional securities of the reporting issuer:

On December 31, 1999, Novawest completed a private placement of 1,637,500 units (consisting of 1,000,000 "A Units" and 637,500 "B Units"). O'Brien purchased all 1,000,000 of the A Units at $0.15 per unit, each unit consisting of one Common Share and one warrant to acquire an additional Common Share at $0.15 per share until November 22, 2000 and at $0.20 per share thereafter until the expiry of the warrant on November 22, 2001 (expiry date since extended to November 22, 2004). O'Brien participated in the private placements in order to provide Novawest with required financing and to acquire securities of Novawest for investment purposes.

On January 12, 2001, O'Brien purchased 1,000,000 Common Shares at $0.01 per share in a private transaction for investment purposes.

During the period from January 13, 2001 to February 28, 2001, O'Brien had net dispositions of an aggregate of 427,500 Common Shares further to acquisitions and dispositions of shares in various transactions.

On July 13, 2001, Novawest completed a private placement of 1,050,000 units at $0.10 per unit, each unit consisting of one Common Share and one warrant to acquire an additional Common Share at $0.12 per share until May 8, 2006. O'Brien directly and indirectly purchased 1,000,000 of the units. O'Brien participated in the private placement in order to provide Novawest with required financing and to acquire securities of Novawest for investment purposes.

During the period from July 14, 2001 to January 4, 2002, O'Brien had net dispositions of an aggregate of 585,633 Common Shares further to acquisitions and dispositions of shares in various transactions.

On January 18, 2002, Novawest completed a private placement to O'Brien of 400,000 units at $0.13 per unit, each unit consisting of one Common Share and one warrant to acquire an additional Common Share at $0.13 per share for a five-year period. O'Brien participated in the private placement in order to provide Novawest with required financing and to acquire securities of Novawest for investment purposes.

Generally, the Common Shares acquired by O'Brien have been for investment purposes. Depending on economic and financial conditions, the warrants acquired under the private placements may be exercised by O'Brien to acquire additional Common Shares for investment purposes. In addition, depending on economic and financial conditions, O'Brien has made and may otherwise make further purchases of Common Shares (through market or private transactions or exercises of outstanding stock options) from time to time and has disposed of and may dispose of Common Shares from time to time for investment purposes.

General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the reporting obligation, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

Names of any joint actors in connection with the disclosure required herein:

Not applicable.

In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the Offeror:

The following are non-market transactions in which O'Brien acquired beneficial ownership of Common Shares during the period from December 31, 1999 to January 18, 2002:

on December 31, 1999, O'Brien acquired 1,000,000 A Units at $0.15 per unit from Novawest's treasury, each unit consisting of one Common Share and one warrant to acquire an additional Common Share at $0.15 per share until November 22, 2000 and at $0.20 per share thereafter until the expiry of the warrant on November 22, 2001 (expiry date since extended to November 22, 2004);

on July 17, 2000, O'Brien was granted a stock option by Novawest to acquire 200,000 Common Shares at $0.24 per share until June 9, 2005;

on August 8, 2000, O'Brien acquired 95,000 units from Novawest's treasury at $0.20 per unit, each unit consisting of one Common Share and one warrant to acquire an additional Common Share at $0.26 until June 25, 2005;

on December 20, 2000, O'Brien was granted a stock option by Novawest to acquire 455,000 Common Shares at $0.10 per share until December 13, 2005;

on January 8, 2001, O'Brien acquired 300,000 units from Novawest's treasury at $0.10 per unit, each unit consisting of one Common Share and one warrant to acquire an additional Common Share at $0.13 per share until November 29, 2005;

on January 12, 2001, O'Brien acquired 1,000,000 Common Shares at $0.01 per share in a private transaction;

on January 26, 2001, O'Brien was granted a stock option by Novawest to acquire 50,000 Common Shares at $0.13 per share until January 19, 2006;

on March 20, 2001, O'Brien was granted a stock option by Novawest to acquire 30,000 Common Shares at $0.17 per share until March 1, 2006;

on May 15, 2001, O'Brien was granted a stock option by Novawest to acquire 339,000 Common Shares at $0.10 per share until April 17, 2006;

on July 13, 2001, O'Brien acquired directly and indirectly 1,000,000 units from Novawest's treasury at $0.10 per unit, each unit consisting of one Common Share and one warrant to acquire an additional Common Share at $0.12 per share until May 8, 2006;

on July 19, 2001, O'Brien acquired 250,000 units from Novawest's treasury at $0.12 per unit, each unit consisting of one Common Share and one warrant to acquire an additional Common Share at $0.12 per share from June 22, 2001 to June 21, 2006;

on November 9, 2001, O'Brien disposed of 208,333 Common Shares at $0.12 per share in a private transaction; and

on January 18, 2001, O'Brien acquired 400,000 units from Novawest's treasury at $0.13 per unit, each unit consisting of one Common Share and one warrant to acquire an additional Common Share at $0.13 per share for a five-year period.

If applicable, a description of any change in a material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities:

Not applicable.

DATED as of the 18th day of January, 2002.

PATRICK DANIEL O'BRIEN

PATRICK DANIEL O'BRIEN

NEWS RELEASE

For Immediate Release

ACQUISITION OF SHARES OF NOVAWEST RESOURCES INC.

VANCOUVER, BC — February 11, 2002 — Further to disclosure requirements of applicable securities laws, Patrick Daniel O'Brien ("O'Brien"), of Surrey, British Columbia, reports the following transactions in securities of Novawest Resources Inc. ("Novawest"):

On December 31, 1999, O'Brien acquired beneficial ownership of 2,000,000 common shares ("Common Shares") of Novawest, representing 10.3% of the then deemed issued and outstanding Common Shares, under a private placement of shares and warrants completed by Novawest. As at December 31, 1999, O'Brien beneficially owned 3,089,700 Common Shares, representing 15.9% of the then deemed issued and outstanding Common Shares.

On January 12, 2001, O'Brien acquired beneficial ownership of 1,000,000 Common Shares, representing 4.4% of the then deemed issued and outstanding Common Shares, under a private placement of shares and warrants completed by Novawest. This acquisition, together with the net acquisition of beneficial ownership of an aggregate of 604,000 other Common Shares from January 1, 2000 up to January 12, 2001, represent the net acquisition during this period of 7.1% of the deemed issued and outstanding Common Shares as at January 12, 2001. As at January 12, 2001, O'Brien beneficially owned 4,693,700 Common Shares, representing 20.8% of the then deemed issued and outstanding Common Shares.

During the period from January 13, 2001 to February 28, 2001, O'Brien had net dispositions of an aggregate of 427,500 Common Shares, which together with increases in Novawest's issued and outstanding number of Common Shares, resulted in such net dispositions representing 1.8% of the deemed issued and outstanding Common Shares as at February 28, 2001. As at February 28, 2001, O'Brien beneficially owned 4,266,200 Common Shares, representing 18.3% of the then deemed issued and outstanding Common Shares.

On July 13, 2001, O'Brien acquired beneficial ownership of 2,000,000 Common Shares, representing 7.7% of the then deemed issued and outstanding Common Shares, under a private placement of shares and warrants completed by Novawest. This acquisition, together with the net disposition of beneficial ownership of an aggregate of 822,000 Common Shares from March 1, 2001 up to July 13, 2001, represent the net acquisition during this period of 3.1% of the deemed issued and outstanding Common Shares as at July 13, 2001. As at July 13, 2001, O'Brien beneficially owned 5,444,200 Common Shares, representing 20.8% of the then deemed issued and outstanding Common Shares.

cont'd.../2

During the period from July 14, 2001 to January 4, 2002, O'Brien had net dispositions of an aggregate of 585,633 Common Shares, which together with changes in Novawest's issued and outstanding number of Common Shares, resulted in such net dispositions representing 2.2% of the deemed issued and outstanding Common Shares as at January 4, 2002. As at January 4, 2002, O'Brien beneficially owned 5,108,567 Common Shares, representing 18.8% of the then deemed issued and outstanding Common Shares.

On January 18, 2002, O'Brien acquired beneficial ownership of 800,000 Common Shares, representing 2.9% of the then deemed issued and outstanding Common Shares, under a private placement of shares and warrants completed by Novawest. This acquisition, together with the prior disposition of beneficial ownership of an aggregate of 24,500 Common Shares on January 18, 2002, represent the net acquisition on January 18, 2002 of 2.8% of the deemed issued and outstanding Common Shares as at January 18, 2002. As at January 18, 2002, O'Brien beneficially owned 5,884,067 Common Shares, representing 21.0% of the then deemed issued and outstanding Common Shares.

The beneficial ownership of Common Shares reported herein includes Common Shares issuable upon the exercise of stock options and share purchase warrants. As at January 18, 2002, of the 5,884,067 Common Shares deemed to be beneficially owned by O'Brien, 972,000 Common Shares were issuable upon exercise of stock options and 3,045,000 Common Shares were issuable upon exercise of warrants.

O'Brien participated in the mentioned private placements in order to provide Novawest with required financing and to acquire securities of Novawest for investment purposes. Depending on economic and financial conditions, O'Brien has made and may otherwise make further purchases of Common Shares (through market or private transactions or exercises of outstanding stock options and warrants) from time to time and has disposed of and may dispose of Common Shares from time to time, all for investment purposes.

A copy of the related early warning report filed with applicable securities commissions and further information may be obtained by contacting O'Brien at Telephone: (604)683-8990, Fax: (604)574-5139 or Email: novawest@novawest.com.

"Patrick D. O'Brien"

PATRICK DANIEL O'BRIEN